UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. [____])*

Converium Holding AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(CUSIP Number)

Ralph Stadler

Patinex AG

Egglirain 24

8832 Wilen

Switzerland

+41 44 786 6666

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 26, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 7248256

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patinex AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the registered shares, nominal value CHF 5.00 per share (the “Shares”), of Converium Holding AG, a stock corporation organized under the laws of Switzerland (the “Company”), whose principal executive offices are located at Dammstrasse 19, 6301 Zug, Switzerland.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Patinex AG, a stock corporation organized under the laws of Switzerland (“Patinex”). Patinex is a private holding company.

The name, business address, present principal occupation or employment and citizenship of each of the directors of Patinex are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, neither Patinex nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

During the period from October 2004 to December 2005, BZ Gruppe Holding AG, a stock corporation organized under the laws of Switzerland (“BZ Gruppe”), acquired through open market purchases 6,435,197 Shares and options traded on the SWX Swiss Exchange (the “Options”) exercisable to purchase 3,960,000 Shares for an aggregate purchase price of CHF 96,582,376. BZ Gruppe funded these purchases from its working capital.

During this same period, Patinex acquired in the open market 989,803 Shares and 6,940,000 Options for an aggregate purchase price of CHF 35,993,459. Patinex funded these purchases from its working capital.

On December 15, 2005, Patinex merged into BZ Gruppe, with BZ Gruppe being the surviving entity and assuming the name of “Patinex AG” (the “Merger”). Upon the consummation of the Merger, Patinex became the beneficial owner of an aggregate of (i) 7,425,000 Shares and (ii) Options exercisable to purchase 10,900,000 Shares. Effective upon consummation of the Merger, the Shares and Options beneficially owned by Patinex represented 12.5% of the Shares of the Company, as filed with the SWX Stock Exchange on December 19, 2005.

For the period from December 19, 2005 to February 16, 2007, Patinex acquired in the open market and through the exercise of Options a net amount of 7,060,350 Shares at various prices to bring the total number of Shares owned by Patinex to 14,485,350 for an aggregate purchase price of CHF 211,321,068. During the same period, Patinex acquired in the open market a net amount of 3,935,000 Options at various prices to bring the total number of Options owned by Patinex to 14,835,000 for an aggregate purchase price of CHF 77,071,427. On or before April 25, 2007, Patinex exercised all of the Options held by it to acquire 14,835,000

Page 3 of 8 Pages

additional Shares for an aggregate purchase price of CHF 191,488,627. Patinex funded these purchases from its working capital. For the period from February 19, 2007 to April 25, 2007, Patinex sold 300,000 Shares in the open market for an aggregate sale price of CHF 6,264,670.

As a result of these transactions and immediately prior to the Closing (as defined below), Patinex beneficially owned 29,020,350 Shares, representing 19.8% of the Shares of the Company.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares was for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

On February 16, 2007, Patinex and SCOR S.A., a société anonyme organized under the laws of the Republic of France (“SCOR”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”), a copy of which is attached hereto as Exhibit A. The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Pursuant to the Share Purchase Agreement, SCOR agreed to acquire from Patinex, and Patinex agreed to sell to SCOR, 29,020,350 Shares for an aggregate consideration of CHF 121,885,470 (representing 20% of the consideration for the Shares) and 14,331,037 newly issued ordinary shares, with a nominal value of EUR 7.8769723 each, of SCOR (“SCOR Shares”) (representing 80% of the consideration for the Shares), at a closing that occurred on April 26, 2007 (the “Closing”). Following the consummation of the sale of the Shares under the Share Purchase Agreement, Patinex does not beneficially own any securities of the Company.

Except as set forth in this Item 4, Patinex has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act 1934, as amended. Notwithstanding anything contained herein, Patinex specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

Patinex does not beneficially own any securities of the Company.

Except as disclosed in this Schedule 13D, neither Patinex nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Patinex nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Patinex nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Page 4 of 8 Pages

To the best knowledge of Patinex, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Patinex.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Patinex or, to the best of its knowledge, any of the persons named in Schedule A hereto or between Patinex and any other person or, to the best of its knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
A	Share Purchase Agreement dated as of February 16, 2007 by and between Patinex AG and SCOR S.A.

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

May 1, 2007	Patinex AG

/ s / Martin Ebner
Martin Ebner Chairman

Page 6 of 8 Pages

SCHEDULE A

Patinex AG

Directors

Name	Present Principal Occupation	Business Address	Citizenship
Martin Ebner	Chairman, Patinex AG	Egglirain 24, 8832 Wilen, Switzerland	Swiss
Rosmarie Ebner	Director, Patinex AG	Egglirain 24, 8832 Wilen, Switzerland	Swiss
Kurt Schiltknecht	Director, Patinex AG	Egglirain 24, 8832 Wilen, Switzerland	Swiss

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
A	Share Purchase Agreement dated as of February 16, 2007 by and between Patinex AG and SCOR S.A.

Page 8 of 8 Pages